Exhibit 99.1

November 14, 2013

Press release

Turquoise Hill to conduct third quarter financial results conference call on November 14, 2013

VANCOUVER, CANADA – Turquoise Hill Resources will host a conference call and webcast to discuss its third quarter financial results on Thursday, November 14, 2013 at 6:00 pm EST/3:00 pm PST. The conference call can be accessed through the following dial-in details:

North America: 416 340 2216 | 866 223 7781

International: +1 416 340 2216 | 800 6578 9898

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the company’s website.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com